ECLAIR HOLDINGS COMPANY
c/o MTR Gaming Group, Inc.

State Route 2 South, P.O. Box 356
Chester, West Virginia 26034

June 13, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention: Mr. Tom Kluck

Re:                                                                             Eclair Holdings Company
Registration Statement on Form S-4
File No.  333-192086

Ladies and Gentlemen:

In accordance with Rule 461 as promulgated under the Securities Act of 1933, as amended (the “Act”), Eclair Holdings Company (the “Company”) hereby requests that the effective date of the Company’s above-referenced Registration Statement on Form S-4 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective on Monday, June 16, 2014, at 3:00 p.m. Eastern Time, or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sunjeet S. Gill, of Stevens & Lee, P.C. at (610) 478-2254 with any questions you may have concerning this request, and please notify Mr. Gill when this request for acceleration has been granted.

Very truly yours,

ECLAIR HOLDINGS COMPANY

By:	/s/ Joseph L. Billhimer, Jr.
Name:	Joseph L. Billhimer, Jr.
Title:	President